Exhibit 12.2

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

	Nine Months Ended
	Sept. 30,		Years Ended December 31,
(millions except ratios)	2009	2008	2008	2007	2006	2005	2004

Income from continuing operations before provision for income taxes and noncontrolling interests	$733	$703	$879	$1,025	$738	$567	$519

Less: Earnings from unconsolidated entities under the equity method of accounting	10	2	5	6	5	7	3

Add back fixed charges:

Interest on indebtedness	87	96	126	138	129	125	136

Interest on uncertain tax positions	(2)	(1)	—	(2)	—	—	—

Portion of rents representative of interest factor	30	39	47	75	79	71	73

Income as adjusted	$838	$835	$1,047	$1,230	$941	$756	$725

Fixed charges and preferred stock dividends:

Interest on indebtedness	$87	$96	$126	$138	$129	$125	$136

Preferred stock dividends	—	—	—	—	—	3	3

Interest and dividends	87	96	126	138	129	128	139

Portion of rents representative of interest factor	30	39	47	75	79	71	73

Total fixed charges and preferred stock dividends	$117	$135	$173	$213	$208	$199	$212

Ratio of earnings to combined fixed charges and preferred stock dividends	7.2	6.2	6.1	5.8	4.5	3.8	3.4